SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated December 8, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: December 9, 2016

Exhibit 99.1

China Distance Education Holdings Limited Announces a Revised Share Issuance

Plan by its Subsidiary Zhengbao Yucai on China’s New Third Board

BEIJING, China, December 8, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its majority-owned subsidiary Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”) has delivered a revised share issuance plan (“Revised Plan”) to China’s New Third Board, an over-the-counter stock exchange. Under the Revised Plan, Zhengbao Yucai will issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, at a price of RMB1.99 ($0.28) per common share, an increase from RMB1.91 per common share proposed under the prior plan. Total funds raised by the share issuance are expected to be no more than RMB83.3 million ($11.9 million), an increase from RMB80.0 million proposed under the prior plan. The proceeds from this share issuance are expected to be used by Zhengbao Yucai for business development, which includes mergers or acquisitions of complementary businesses focused on China’s college market.

Pursuant to the Revised Plan, Mr. Zhengdong Zhu, chairman and CEO of CDEL, and Mr. Liankui Hu, an independent director of CDEL, will subscribe for 63.8% and 24.6%, respectively, of the total shares to be issued. Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai will be reduced from 60.1% to 35.8%, and Mr. Zhu, Mr. Hu, and a partnership in which Mr. Zhu holds a majority of the equity interests will collectively have a combined equity interest in Zhengbao Yucai of 59.5%. Mr. Zhu, Mr. Hu, and the partnership have entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company through which CDEL holds its shares in Zhengbao Yucai, requiring them to vote their shares as to key matters put before the shareholders in accordance with the instructions of such subsidiary.

In the course of discussions concerning the proposal to cause Zhengbao Yucai to raise capital from Mr. Zhu and Mr. Hu, the Board determined that, in view of the Company’s equity interest in Zhengbao Yucai and Mr. Zhu’s and Mr. Hu’s positions with the Company, Mr. Zhu’s and Mr. Hu’s involvement would cause the transaction to be a related-party transaction for the Company. Accordingly, the Board (i) appointed a special committee of the Board composed solely of independent directors (the “Special Committee”) to evaluate and negotiate the key terms of the proposed transaction and (ii) authorized the Special Committee to retain legal counsel and a financial advisor to advise the Special Committee on the proposed transaction and assist it with the negotiation of the key terms of the proposed transaction. The Board asked the Special Committee to consider the fairness to the Company and its shareholders of the terms of the proposed transaction and to recommend to the full Board whether or not it should approve the proposed transaction. The Special Committee, relying in part on an evaluation report from the financial advisor to the Special Committee, negotiated with Mr. Zhu and Mr. Hu as to the key terms of the transaction and determined that the terms of the Revised Plan were fair to the Company, and recommended that the Board approve the Revised Plan and the related acting-in-concert agreement. The Board, relying on the Special Committee’s recommendation, determined that the terms of the proposed transaction were fair to the Company and its shareholders, and approved the Revised Plan and the related acting-in-concert agreement and authorized the Company to cause the board of directors of Zhengbao Yucai to approve the Revised Plan.

Zhengbao Yucai was listed on the New Third Board in an effort to enhance its brand and visibility within the China market, which the Company hopes may offer Zhengbao Yucai the opportunity to raise capital from the Chinese capital markets to fund future growth. In addition, the Company believes that Zhengbao Yucai’s New Third Board listing and the Revised Plan will enable CDEL to focus primarily on its core professional education businesses, while Zhengbao Yucai focuses on college education opportunities.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company and Zhengbao Yucai may not realize the anticipated benefits of the listing of Zhengbao Yucai’s shares and Zhengbao Yucai’s Revised Plan. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

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